United States securities and exchange commission logo





                             February 15, 2024

       Thomas James Segrave, Jr.
       Chief Executive Officer and Chairman
       flyExclusive, Inc.
       2860 Jetport Road
       Kinston, NC 28504

                                                        Re: flyExclusive, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-276627

       Dear Thomas James Segrave:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 19, 2024

       Cover Page

   1. For each of the shares of Class A Common Stock and warrants being registered for resale, disclose the price that
the selling securityholders paid for such shares and warrants and units overlying such
shares.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the
warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Thomas James Segrave, Jr.
flyExclusive, Inc.
February 15, 2024
Page 2
3.       We note the significant number of redemptions of your Class A common stock in
         connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risks Relating to Our Organization and Structure
We have identified material weaknesses in our internal control over financial reporting..., page
26

4. We note your statement on page 27 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 10-Q for the quarter ended September 30, 2023. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.
Risk Factors
Risks Related to Our Securities
Substantial future sales of our Class A Common Stock by the Selling Stockholders could cause the market price of our Class A Common Stock..., page 28

5. We note your disclosure that the securities registered pursuant to this registration statement represent approximately 91% of your total shares of Class A Common Stock outstanding on a fully diluted basis. Please revise your risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

6. We note that the projected revenues for 2023 were $522 million, as set forth in certain financial projections prepared by the management of LGM and provided to the Board, in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023 was approximately $239 million. It appears that you will miss your 2023 revenue projection. Please update your
FirstName LastNameThomas James Segrave, Jr.
       disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated
Comapany    NameflyExclusive,
       information               Inc.
                    about the company   s     financial position and further
risks to the business
       operations
February  15, 2024and  liquidity
                    Page  2      in light of these circumstances.
FirstName LastName
 Thomas James Segrave, Jr.
FirstName  LastNameThomas  James Segrave, Jr.
flyExclusive, Inc.
Comapany15,
February   NameflyExclusive,
              2024           Inc.
February
Page 3 15, 2024 Page 3
FirstName LastName
7. We note your disclosure that you may "attempt to raise additional capital through the sale of equity securities or through debt financing arrangements" and that you "believe that
         [y]our existing cash on hand, cash generated from operations and available borrowings under [your] term loan will enable [you] to secure refinancing as needed to meet [your]
         obligations as they become due within the next 12 months." In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
company   s liquidity
         position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Thomas James Segrave, Jr., a beneficial owner of over 68% of your outstanding shares, will, following the lock-up period, be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, warrants and units, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Thomas James Segrave, Jr.
flyExclusive, Inc.
February 15, 2024
Page 4

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Daniel Morris,
Legal Branch Chief, at 202-551-3314 with any questions.



                                                        Sincerely,
FirstName LastNameThomas James Segrave, Jr.
                                                        Division of Corporation
Finance
Comapany NameflyExclusive, Inc.
                                                        Office of Energy &
Transportation
February 15, 2024 Page 4
cc:       Donald R. Reynolds
FirstName LastName